Exhibit 99.(a)(1)

PAR PHARMACEUTICAL COMPANIES, INC.

OFFER TO REPURCHASE AND CANCEL OUTSTANDING UNVESTED OPTIONS
TO PURCHASE COMMON STOCK HAVING AN EXERCISE PRICE PER SHARE IN EXCESS OF $33.61

THE OFFER AND THE ASSOCIATED WITHDRAWAL RIGHTS EXPIRE ON
 DECEMBER 20, 2007 AT 11:59 P.M., EASTERN STANDARD TIME,
 UNLESS THE OFFER IS EXTENDED

The Date of This Offer is November 21, 2007

Par Pharmaceutical Companies, Inc. (the “Company”) is offering to repurchase (the “Offer”) from eligible employees, including officers, all eligible stock options in exchange for a one-time cash payment in the range of $3.08 to $5.96 per option (the “Cash Payment”).  Eligible options are all unvested stock options granted under the 2004 Performance Equity Plan held by eligible employees with exercise prices in excess of $33.61 per share. Eligible employees are only those employees of the Company or one of its subsidiaries as of November 21, 2007, including officers, who continue to be employees through the expiration date of the Offer on December 20, 2007, or a later date if the Offer is extended. Independent, non-employee directors of the Company are not eligible to participate. Any Cash Payments will be subject to reduction for applicable withholding taxes and charges.

This Offer is subject to all the terms and conditions set forth in this “Offer to Repurchase and Cancel Outstanding Unvested Options to Purchase Common Stock Having an Exercise Price Per Share in Excess of $33.61,” as well as the related Introductory Letter, Letter of Transmittal and the Election Withdrawal Notice, which may be referred to collectively in these materials as the “Offer to Repurchase." These documents also may be referred to collectively as the “offering materials.”

All tendered options accepted by the Company following the expiration of the Offer will be deemed repurchased and cancelled promptly after 11:59 p.m. Eastern Standard Time on the day that the Offer expires. The Offer is currently scheduled to expire at 11:59 p.m. on December 20, 2007, subject to extension in accordance with the terms and conditions of this Offer to Repurchase. This Offer is not conditioned upon a minimum number of eligible options being tendered or accepted and cancelled or on a maximum dollar amount for any Cash Payments, either individually or on an aggregate basis.

If you wish to tender your eligible options, you must complete and sign the Letter of Transmittal in accordance with terms set forth in the offering materials and deliver it to the Company by email to BSproul@parpharm.com or by mail to Attn: Brittany Sproul, 300 Tice Boulevard, Woodcliff Lake, NJ 07677. Your Letter of Transmittal must be received by the Company by 11:59 P.M., Eastern Standard Time, on December 20, 2007 (or, if the Company extends the offer period, a later date the Company will specify), or it will not be given effect.

All questions about this Offer to Repurchase or requests for assistance or for additional copies of any offering materials should be made by email to BSproul@parpharm.com or by mail to Attn: Brittany Sproul, 300 Tice Boulevard, Woodcliff Lake, NJ 07677.

Important Notice

Although the Company’s Board of Directors has authorized this Offer to Repurchase, neither the Company nor the Board of Directors makes any recommendation as to whether or not you should tender your eligible options for the Cash Payment. The Company also has not authorized any person to make any recommendation on its behalf as to whether you should accept this Offer. You must make your own decision whether to tender your eligible options. In doing so, you should rely only on the information contained in the offering materials, the materials referenced in Section II.16 of this document or any other authorized communications from the Company made generally available to eligible employees, as no other representations or information has been authorized by the Company. You may also wish to consult with your own advisors, including tax advisors, before making any decisions regarding the Offer.

Shares of the Company’s common stock are quoted on the New York Stock Exchange under the symbol “PRX.” On November 19, 2007, the closing price of our common stock as reported on the New York Stock Exchange was $17.47 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to cancel your eligible options.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. ALL REFERENCES TO TAX CONSEQUENCES ARE FOR GUIDANCE ONLY. WE RECOMMEND THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES OF ELECTING TO PARTICIPATE IN THE OFFER.

I

SUMMARY OF TERMS

Questions and Answers about the Offer

Part I of this document contains a Summary that answers some of the questions that you may have about the Offer. Nothing contained in this Summary or any of the documents included with it should be interpreted by you as a recommendation by the Company or its affiliates about whether or not to participate in the Offer. References in the Summary to section numbers are to section numbers in Part II of this document. In Part II, you will find more complete descriptions of the topics addressed in this Summary.

This Summary is presented in question-and-answer format. The questions and answers are grouped into the following categories:

•                                           How the Option Repurchase Works

•                                           Duration of the Offer

•                                           How to Elect to Tender your Eligible Options

•                                           U.S. Federal Income Tax Considerations

•                                           How to Get More Information

References in this Summary to the “Company,” “we,” “us” and “our” mean Par Pharmaceutical Companies, Inc., and references to “the date the Offer expires” mean December 20, 2007, or, if we extend the offer period, a later date we will specify.

How the Option Repurchase Works

Q1.           What is the Offer?

Beginning at 12:01 A.M., Eastern Standard Time, on November 21, 2007 and ending at 11:59 P.M., Eastern Standard Time, on December 20, 2007, unless we extend the Offer, eligible employees (described in Question 2 below) may decide to tender their eligible options for a cash payment in the range of $3.08 to $5.96 per option (the “Cash Payment”).  Eligible options are all unvested stock options granted under the 2004 Performance Equity Plan held by eligible employees with exercise prices in excess of $33.61 per share (for more information, see Section II.1).

Participation in this Offer is voluntary.

Q2.           Who may participate in this Offer?

Only “eligible employees” may participate in this Offer. Eligible employees are only those employees of the Company or one of its subsidiaries as of November 21, 2007, including officers, who continue to be employees through the expiration date of the Offer on December 20, 2007, or a later date if the Offer is extended.

Q3.           Which options may be tendered in the Offer?

Only “eligible options” may be tendered under this program.  If you tender any eligible options, you must tender all of them.

Q4.           What is the Cash Payment?

The Cash Payment is the right to receive an amount in the range of $3.08 to $5.96 per option.

Q5.           How was the amount of my Cash Payment determined?

In determining the amount of the Cash Payment, the Company valued the eligible options using the most established and commonly used method of valuing stock options, called the “Black-Scholes” option pricing model.  This calculation takes into consideration numerous factors including the recent trading range of the Company's common stock, an assumed stock price volatility ratio, as well as the exercise prices and remaining terms of each eligible option. The Company then applied a reasonable discount based on the unvested status of the eligible options and the fact that participants will receive an immediate cash payment in exchange for the eligible options. The Cash Payment varies among the eligible options due to the different vesting schedules and exercise prices, which were based on the grant date. Accordingly, the cash out value for the various options is listed in the table in Section II.2. To determine your Cash Payment, take the number of eligible options for each type of eligible option and multiply it by the cash value of that option listed in the table in Section II.2 and then sum the values calculated for each type of option. The Company’s determination as to the amount of your Cash Payment is final. You must make your own determination of the value to you of your eligible options, and you are encouraged to consult with your own financial, accounting, tax and legal advisors.

For a more detailed explanation of “Black-Scholes” and other additional information on the determination by us of your Cash Payment, see Section II.2.

Q6.           When will I receive my Cash Payment?

The Offer will expire December 20, 2007 at 11:59 P.M., Eastern Standard Time.  You will be entitled to a prompt single lump sum cash payment as soon as practicable following the expiration date of the Offer. No interest will accrue and no interest will be paid on any portion of the payment, regardless of when paid.

Q7.           Can I forfeit any portion of my Cash Payment after receiving it?

No.  If you have elected to tender your eligible options in connection with this Offer and did not rescind that election prior to the expiration period, you may not forfeit your associated Cash Payment.

Q8.           Why is the Company conducting the Offer?

The principal reasons the Company originally granted the eligible options was to provide an incentive to valued employees to remain employees of the Company, to help us create stockholder value and to share in the stockholder value that they create. However, our stock price has generally declined since the time these stock option grants were made, and all of the eligible options are therefore “out of the money”(for more information about “in the money” and “out of the money” options, see Question 11). Due, in part, to the circumstances under which the stock price declined, we wish to provide you the opportunity to benefit from your hard work despite the loss of the stock’s value, and to provide an additional incentive to remain with the Company. Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Cash Payment, in lieu of the less certain, but potentially more valuable benefit you could receive if you elect to retain your stock options. Additionally, this program increases the pool of shares available for future grant under the Company’s 2004 Performance Equity Plan.

Whether to participate in the Offer is your decision, and you are free to reject the Offer if you so choose.

Q9.           Will employees receive additional equity grants in the future?

The Company has traditionally made annual grants of stock awards to selected officers and employees and expects to continue to do so in the future.  In recent years the Company has increasingly granted awards of restricted stock units rather than stock options. However, the Company has not authorized any specific additional grants under either the 2004 Performance Equity Plan or any other arrangement.  Your participation in the Offer will not entitle you to any additional equity grant in the future and any additional equity grants to you will depend on factors generally unrelated to past option awards.  The amount of options in total that are available for future grant is limited by the number of shares authorized under our 2004 Performance Equity Plan.  As indicated above, one of our purposes for making the Offer is to increase the number of shares available for future grants.  Thus, although you individually will not be entitled to an additional equity grant by participating in the program, shares tendered for purchase will increase the number of shares available for future grant to employees as a whole.

Q10.        Is it likely that an Offer similar to this one will be made in the future?

The Board of Directors is making this Offer, in part, as a result of the special circumstances surrounding the recent decline in the Company’s stock price. Accordingly, while the Board evaluates the Company’s compensation programs periodically, it has no current intention to make any similar offer in the future, and expects this to be a one-time event.

Q11.        Why should I consider participating in the Offer?

Currently, you hold eligible options that represent your right to purchase shares of our common stock at a specified price, regardless of the actual market price at the time of your purchase. The specified purchase price for your eligible options was the market price on the date the option was granted. Due to subsequent fluctuations, the market price of a share of stock can be greater than, equal to or less than the specified purchase price of any option. When the market price is greater than the purchase price (otherwise known as an “in the money” option), you receive value from exercising the option, because you are able to buy the stock at less than the current value and sell the resulting share for the higher price. When the market price is equal to or less than the purchase price (otherwise known as an “out of the money” option), you would not exercise the stock option.

If you tender your eligible options for a Cash Payment and all other applicable conditions are met, you will receive a specific payment of cash following the expiration of this Offer. This Cash Payment may or may not be more valuable to you than continuing to hold your eligible options in the future. This determination depends on a number of factors, principally the performance of the Company’s common stock, the timing of such performance and your continued employment with the Company through relevant vesting dates. To illustrate this, consider the following hypothetical situation.

Assume that you hold an option to purchase 1,000 shares of common stock with an exercise price of $38 per share at a time when the common stock is trading at $18 per share and the Company is offering a cash payment of $1.50 per option. The amount of your Cash Payment would be $1,500 if you participated in the Offer. On the other hand, even if fully vested, your option has no currently realizable value to you because it is out of the money (i.e., the exercise price of the option ($38 per share) is equal to or greater than the price of the Company’s common stock).

To help evaluate the relative value of your eligible options and your Cash Payment, consider the following scenarios:

•
If the price of our common stock were to rise to $38 per share, the option would have no value to you because it would still not be in the money.  Under these circumstances, the option would be less valuable than your $1,500 cash.

•
If the price of our common stock were to rise to $39 per share, the option would now be in the money (i.e., the exercise price would be less than the price of the Company’s common stock). Specifically, the option would be $1 in the money per share, having an aggregate value of $1,000 (i.e., the result obtained by multiplying $1 (representing the excess of the market price of $39 over the exercise price of $38) by 1,000). Under these circumstances, although the option would be in the money, it would still be less valuable than your $1,500 Cash Payment.

•
If the price of our common stock were to rise to $40 per share, the option would be $2 in the money per share, having an aggregate value of $2,000 (i.e., the result obtained by multiplying $2 (representing the excess of the market price of $40 over the exercise price of $38) by 1,000). Under these circumstances, the option would be more valuable than your $1,500 Cash Payment.

The three preceding scenarios do not take into account any timing component. In this regard, note that your stock options provide that 25% of each option grant vests on each of the first four anniversaries of the grant date, but you will become entitled to the Cash Payment in its entirety upon the expiration of this Offer.

In evaluating this Offer, you should keep in mind that the future performance of our common stock and the value of your options will depend upon, among other factors, the overall economic environment, the performance of the overall stock market and companies in the pharmaceutical products sector, and the performance of our own business. Accordingly, there are risks associated with keeping your eligible options and deciding not to participate in this Offer.  For more information about the risks relating to Company's business in general, see Item 17. We recommend that you read the discussion about our business contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, and available at www.parpharm.com.

Participating in this repurchase program involves a number of risks, including the risk that the price of our common stock could increase in the future, including as the result of a merger with another company after the expiration date of this Offer, although there is no such merger transaction contemplated at this time.  If the price of our common stock rises above the exercise price of your option, your tendered options might be worth more than the Cash Payment you receive in exchange for tendering them.  Also, the Cash Payment you receive for tendering your eligible options will be subject to income and employment-related taxes on the amount you receive.

Q12.        If I elect to tender my eligible options pursuant to this Offer to Repurchase, do I have to tender all of my eligible options or can I just tender some of them?

You must tender all of your eligible options for the Cash Payment if you want to tender any.

Q13.        Can I participate in this Offer if a portion of my option award having an exercise price in excess of $33.61 is vested and a portion remains unvested?

Yes. The unvested portion of your option award would qualify as eligible options and be eligible for repurchase, but the vested portion would not.

Q14.        If I choose to participate, what will happen to my options that will be tendered?

Effective as of 11:59 P.M., Eastern Standard Time, on the date the Offer expires, we will cancel all of your eligible options that are accepted by the Company for repurchase. You will no longer have any rights or obligations with respect to those options. (For more information, see Section II.11.)

Q15.        Are there conditions to the Offer?

The completion of the Offer is subject to a number of conditions, including the conditions described in Section II.8 of this document.

Q16.        Is the Company making any other offers to employees at this time?

No.  For further information, see Questions 9 and 10 above.

Duration of the Offer

Q17.        How long will this Offer remain open?

This Offer begins at 12:01 A.M., Eastern Standard Time, on November 21, 2007 and is scheduled to remain open until 11:59 P.M., Eastern Standard Time, on December 20, 2007 (or, if we extend the offer period, a later date we will specify). We have no plans to extend the Offer beyond December 20, 2007. However, if we do extend the Offer, we will announce the extension no later than 9:00 A.M., Eastern Standard Time, on December 20, 2007.

Q18.        If the Offer is extended, how does the extension affect the date on which I receive my Cash Payment?

If we extend the Offer and you participate in it, you will become entitled to your Cash Payment and your options will be cancelled, effective as of 11:59 P.M., Eastern Standard Time, on the date the Offer expires. However, the time of your payment will be on the first Company payroll date after the initial expiration date.

How to Elect to Tender Your Eligible Options

Q19.        What do I need to do to participate in the Offer?

To participate, you must complete and sign the Letter of Transmittal and deliver it to the Company by email to BSproul@parpharm.com or by mail to Attn: Brittany Sproul, 300 Tice Boulevard, Woodcliff Lake, NJ 07677.  We must receive your Letter of Transmittal by 11:59 P.M., Eastern Standard Time, on December 20, 2007 (or, if we extend the offer period, a later date we will specify), or it will not be given effect.  (For more information, see Sections II.3 and II.5.)

Q20.        What will happen if I do not turn in an executed Letter of Transmittal by the deadline?

If you do not return your executed Letter of Transmittal by the deadline, you will not participate in the option repurchase, and all eligible options you currently hold will remain unchanged with their original exercise price and original terms. (For more information, see Section II.3.)

Q21.        What if I don’t want to accept this Offer?

You don’t have to accept this Offer. This Offer is completely voluntary, and there are no penalties for electing not to participate. If you do not elect to participate, your outstanding options will remain outstanding under the terms and conditions under which they were granted. To elect not to participate, you do not need to do anything or otherwise contact the Company. In fact, if you decide not to participate in this Offer, you do not need to submit a Letter of Transmittal.

Q22.        Can I change my election?

Yes. You may withdraw your election to tender options by delivering to the Company (at the address noted in Question 19) an Election Withdrawal Notice at any time before the expiration of the Offer. Once you have withdrawn your election to tender options, you may re-elect to tender options only by again following the election procedure described in Question 19. (For more information, see Sections II.4 and II.5.)

U.S. Federal Income Tax Considerations

Q23.        What are the U.S. federal income and withholding tax consequences of payment of the Cash Payment?

                 The Cash Payment will be treated as regular cash compensation. As such, you will recognize ordinary income in the year in which your Cash Payment is paid to you. The ordinary income resulting from your Cash Payment will be reflected in the Form W-2 reported to the Internal Revenue Service for the year in which the payment is made. At the time your Cash Payment is made, the Company will reduce your payment to reflect all required income and payroll tax withholdings and will send those amounts to the appropriate tax or other authorities. (For more information, see Section II.6.)

Q24.        Are there any other tax consequences to which I may be subject?

Depending on where you live, there may be additional state or local tax imposed on your tender. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.

How to Get More Information

Q25.        What should I do if I have additional questions about this Offer to Repurchase?

If you have any other questions about this Offer to Repurchase, you may direct them to Stephen Montalto by phone at (201) 802-4122 or by email at SMontalto@parpharm.com or Marian Gustafson at (201) 802-4635 or Marian.Gustafson@parpharm.com.

II

THE OFFER

1.              General Terms; Purpose.

General Terms Used in Offer.   For purposes of this document and other materials that relate to this offer, the following terms have the following meanings:

“Company,” “we,” “us” and “our” refer to Par Pharmaceutical Companies, Inc.

“Eligible employees” means only those employees of the Company or one of its subsidiaries as of November 21, 2007, including officers, who continue to be employees through the expiration date of the offer on December 20, 2007, or a later date if the Offer is extended.

“Eligible options” are all unvested stock options held by eligible employees with exercise prices in excess of $33.61 per share granted under the 2004 Performance Equity Plan. As of November 20, 2007, there were 184,750 eligible options outstanding.

“Cash Payment” is defined in Section 2.

“The date the offer expires” or “expiration date” means December 20, 2007, or, if we extend the offer period, a later date we will specify.

Purpose of Offer.  The principal reason the Company originally granted the eligible options was to provide an incentive to valued employees to remain employees of the Company, to help us create stockholder value and to share in the stockholder value that they create. However, our stock price has generally declined since the time these stock option grants were made, and all of the eligible options are therefore “out of the money.” (For more information about “in the money” and “out of the money” options, see Question 11). Due, in part, to the circumstances under which the stock price declined, we wish to provide you the opportunity to benefit from your hard work despite the loss of the stock’s value, and to provide an additional incentive to remain with the Company. Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Cash Payment, in lieu of the less certain, but potentially more valuable benefit you could receive if you elect to retain your stock options. Additionally, this program increases the pool of shares available for future grant under the Company’s 2004 Performance Equity Plan.

The Company has traditionally made annual grants of stock awards to selected officers and employees and expects to continue to do so in the future.  In recent years the Company has increasingly granted awards of restricted stock units rather than stock options. However, the Company has not authorized any specific additional grants under either the 2004 Performance Equity Plan or any other arrangement.  Your participation in the offer will not entitle you to any additional equity grant in the future and any additional equity grants to you will depend on factors generally unrelated to past option awards.  The amount of options in total that are available for future grant is limited by the number of shares authorized under our 2004 Performance Equity Plan.  As indicated above, one of our purposes for making the offer is to increase the number of shares available for future grants.  Thus, although you individually will not be entitled to an additional equity grant by participating in the program, shares tendered for purchase will increase the number of shares available for future grant to employees as a whole.

2.              Source and Amount of Consideration

Amount of Consideration. Any eligible employee whose eligible options are accepted for repurchase will receive a Cash Payment.  The “Cash Payment” represents the right to receive a cash payment in the range of $3.08 to $5.96 per option as soon as practicable following the expiration date of the offer.  If all eligible options are tendered to the Company for repurchase, the total amount of funds to be used will be $866,548.00.

In determining the amount of your Cash Payment, the Company valued the eligible options using the most established and commonly used method of valuing stock options, called the “Black-Scholes” option pricing model.  The Black-Scholes model uses the following factors in valuing options: (i) stock price, (ii) the exercise price of the option, (iii) the current risk-free interest rate, (iv) the volatility of the relevant stock price, (v) the expected dividend yield of the stock, and (vi) the expected life of the option. Some of these inputs are objectively determinable, while others, such as appropriate volatility measures, require some judgment. For purposes of this calculation, the Company has used the following measures:

(i)  Stock price:  the closing stock price of our common stock on November 19, 2007, $17.47.

(ii)  Exercise price:  the weighted average actual exercise price of the option being valued

(iii)  Risk-free interest rate:  4.4%

(iv)  Volatility:  50%

(v)  Dividend yield:  0%

(vi)  Expected life of option:  6.25 years

Once the Black-Scholes value was determined, the Company then applied a reasonable discount based on the unvested status of the eligible options and the fact that participants will receive an immediate cash payment in exchange for the eligible options. The Cash Payment varies among the eligible options due to the different vesting schedules and exercise prices, which were based on the grant date. Accordingly, the cash out value for the various options is listed in the table below. To determine your Cash Payment, take the number of eligible options for each type of eligible option and multiply it by the cash value of that option listed in the table below and then sum the values calculated for each type of option. The Company’s determination as to the amount of your Cash Payment is final.

	Exercise	Black-Scholes Fair Value		Cash per
Grant Date	Price	at 11/19/07	Discount	Eligible Option
July 15, 2004	$ 34.29	$ 6.68	25%	$ 5.01
September 27, 2004	$ 36.06	$ 6.63	50%	$ 3.32
December 21, 2004	$ 42.05	$ 6.15	50%	$ 3.08
January 6, 2005	$ 42.14	$ 6.15	50%	$ 3.08
February 18, 2005	$ 37.40	$ 6.81	50%	$ 3.41
February 25, 2005	$ 37.67	$ 6.79	50%	$ 3.40
January 9, 2006	$ 33.62	$ 7.94	25%	$ 5.96
January 10, 2006	$ 33.65	$ 7.94	25%	$ 5.96

Examples that illustrate how potential movements in the stock price and other considerations may affect your decision to participate in this offer are contained in Question 11 of the Summary provided in Part I of this document. The granting of a Cash Payment under this offer will not create any contractual or other right to receive any future grants of awards, options or other benefits or to continued employment with the Company.

Source of Consideration.  The source of funds for the Company will be its working capital resources.

3.              Procedures for Electing to Tender Eligible Options; Acceptance for Repurchase

Making an Election to Tender. To elect to tender your eligible options pursuant to this offer, you must properly complete, duly execute and deliver to us the Letter of Transmittal in accordance with Section 5. If you tender any eligible options, you must tender all of them held by you. Unless we request it, you do not need to return your stock option agreement(s) evidencing your eligible options to accept the offer as they will be automatically cancelled as of the date the offer expires if we accept your eligible options for repurchase. If we do not actually receive your properly completed election form by the expiration of the offer, you will not participate in the option repurchase, and all eligible options you currently hold will remain unchanged at their original exercise price and terms.

Making an Election Not to Tender. You are not required to tender any of your eligible options.  If you do not want to participate in the offer, you do not need to do anything. The effect of your inaction will be that your current eligible options will continue under the terms and conditions under which they were granted, including their current exercise prices.

Acceptance for Repurchase. For purposes of this Offer, we will be deemed to have accepted eligible options that are validly tendered and not properly withdrawn if and when we give a written notice to holders of eligible options of our acceptance of such options promptly following the expiration of the offer. Subject to our rights to terminate the Offer described in Section 7, we currently expect that we will accept promptly after the expiration of the Offer all eligible options properly elected to be repurchased, and not validly withdrawn.

4.              Withdrawal Rights

You may withdraw your election to tender eligible options only if you comply with the provisions of this Section 4.

To validly withdraw your election, you must deliver to us a completed and signed Election Withdrawal Notice (enclosed with these offering materials), in accordance with the terms set forth in this Section 4 and Section 5, at any time prior to the expiration of the Offer.

An option holder who elects to tender his or her eligible options (which are subsequently to be withdrawn) must sign the notice of withdrawal exactly as such option holder’s name appears on the Letter of Transmittal. You may not rescind any Election Withdrawal Notice properly submitted to the Company, and any options you withdraw will thereafter be deemed not properly elected for repurchase for purposes of the offer. However, prior to the expiration of the offer, you may submit another Letter of Transmittal to re-elect to tender all of your eligible options by following the procedures described in Sections 3 and 5, in which case your Election Withdrawal Notice will be deemed void.

5.              Instructions for Submitting Documents in Connection with Offer

Unless specifically provided otherwise in an official Company communication, all documents required to be submitted to the Company in connection with this Offer must be delivered to the Company by email to BSproul@parpharm.com or by mail to Attn: Brittany Sproul, 300 Tice Boulevard, Woodcliff Lake, NJ 07677. Any of such documents must be received by the Company by 11:59 P.M., Eastern Standard Time, on December 20, 2007 unless we, in our discretion, extend the Offer.

The method of delivery of all documents, including the Letter of Transmittal and any other required documents, is at the election and risk of the electing option holder. You should allow sufficient time to ensure timely delivery. Delivery will be deemed made when actually received by us.

We reserve the right to —

•	make all determinations regarding the validity, form, eligibility, including time of receipt, and acceptance of any election to tender eligible options or withdrawal notice;

•
reject any or all eligible options tendered or elections to repurchase such options to the extent that we determine that they were not properly effected or that it is unlawful to accept the eligible options for repurchase; and

•	waive any defect or irregularity in any election with respect to any particular eligible options or any particular option holder.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any required document submitted to the Company, nor will anyone incur any liability for failure to give any such notice. Our determinations in respect of these matters will be final and binding on all parties.

Your election to tender options through the procedure described above constitutes your acceptance of the terms and conditions of the Offer to Repurchase. Our acceptance of your eligible options will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer to Repurchase.

6.              Material U.S. Federal Income Tax Consequences

There will be no tax consequences to you upon the cancellation of your eligible options. When the Cash Payment is paid, you will recognize ordinary income. The ordinary income resulting from the payment of your Cash Payment will be reflected in the Form W-2 reported to the Internal Revenue Service for 2007. At the time you recognize ordinary income, you will also have an income and payroll withholding tax obligation with respect to that income. We will withhold a portion of your payment to satisfy your withholding tax obligation.  We recommend that you consult your own tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.

7.              Termination; Amendment; Extension of Offer

We expressly reserve the right, in our reasonable judgment, prior to the expiration of the Offer, to terminate the Offer upon the occurrence of any of the conditions specified in Section 8. Subject to compliance with applicable law, we further reserve the right, in our discretion, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the amounts of the Cash Payment offered to participants in the program or by decreasing or increasing the number of eligible options being sought in the Offer.

We also expressly reserve the right, in our discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay the acceptance for repurchase of any eligible options. Any such extension will be announced no later than 9:00 A.M., Eastern Standard Time, on the next business day after the last previously scheduled or announced time for expiration of the Offer. If we decrease or increase the amount of the Cash Payment offered to participants or decrease or increase the number of eligible options being sought in the Offer, we will notify you of such action, and we will extend the Offer for a period of no fewer than ten business days after the date of such notice, if the Offer would otherwise expire during that period.

In the event of any termination, amendment or extension of this Offer, we will provide oral, written or electronic notice to all eligible employees holding eligible options.

8.              Conditions for Completion of the Offer

Notwithstanding any other provision of the Offer, we will not be required to accept any eligible options that you tender for repurchase, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any eligible options that you elect to tender, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if we determine that, at any time on or after the commencement of the Offer and prior to the expiration of the Offer, any of the following events has occurred:

•
We determine in our reasonable discretion that the Offer would be illegal or otherwise violate any federal, state or local law or regulation, including but not limited to, the Exchange Act, or the Securities Act of 1933, as amended.

•	Any action, proceeding or litigation has been threatened or commenced that seeks to enjoin, make illegal or delay completion of the Offer or otherwise relates, in any manner, to the Offer.

•
Any order, stay or judgment is issued by any court or governmental, regulatory or administrative agency, or any statute, rule or regulation is proposed, promulgated, enacted or deemed to be applicable to the Offer, any of which might, in our reasonable judgment, restrict or prohibit completion of the Offer or materially impair the contemplated benefits of the Offer to us.

•	There has occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market or

•	any material increase or decrease in the market price of the shares of our common stock.

•
Any change occurs in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of the Company that, in our reasonable judgment, is or may be material to the Company.

The conditions to the Offer are for our benefit. We may assert one or more of them in our discretion regardless of the circumstances giving rise to them prior to the expiration of the Offer. We may waive one or more of them, in whole or in part, at any time and from time to time prior to the expiration of the Offer, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 8 will be final, conclusive and binding upon all eligible employees.

9.              Price Range of Common Stock Underlying Eligible Options

The eligible options to be repurchased pursuant to this Offer are not publicly traded. However, upon exercise of an eligible option that we granted under the Plan, you would become an owner of our common stock, which is currently traded on the New York Stock Exchange. Therefore, for purposes of determining whether to tender your eligible options pursuant to this Offer, you may want to obtain (and we recommend that you obtain) market quotations for our common stock prior to deciding whether to participate in this Offer. Our common stock currently trades under the symbol “PRX.”

For your convenience, the following table presents the high and low sales prices per share of our common stock for the periods indicated as reported by the New York Stock Exchange:

Quarter Ended	High	Low
Fiscal Year 2007
September 30, 2007	$21.14	$16.67
June 30, 2007	28.72	28.09
March 31, 2007	25.49	24.80
Fiscal Year 2006
December 31, 2006	22.59	22.25
September 30, 2006	18.59	18.18
June 30, 2006	19.09	18.22
March 31, 2006	28.51	28.00
Fiscal Year 2005
December 31, 2005	31.66	30.90
September 30, 2005	26.67	25.87
June 30, 2005	32.40	31.73
March 31, 2005	34.15	33.33

The last reported sale price of our common stock as reported by the New York Stock Exchange on November 20, 2007 was $17.52 per share.

10.            Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options

Information regarding the amount of our securities beneficially owned by our executive officers as of November 20, 2007 is included on Schedule A hereto.  We also refer you to our definitive proxy statement for our 2007 annual meeting of stockholders, filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2007 for information concerning agreements, arrangements and understandings between the Company and other persons with respect to the Company’s common stock.  A copy of our proxy statement can be found on the SEC’s web site at www.sec.gov and on our web site at www.parpharm.com.

A list of our directors and executive officers is attached to this Offer as Schedule A, and is incorporated by reference herein. As of November 20, 2007, our executive officers as a group held options to purchase an aggregate of 134,202 shares of our common stock eligible under this Offer. The following lists the options held by each executive officer that is eligible for this Offer:

Name	Grant Date	Option Price	Options Outstanding

Paul V. Campanelli	1/9/06	$33.62	8,995
	1/6/05	$42.14	11,961

Thomas J. Haughey	1/9/06	$33.62	14,992
	1/6/05	$42.14	19,935

John MacPhee	1/9/06	$33.62	18,319
	1/6/05	$42.14	60,000

A list of transactions in the securities subject to this Offer during the past 60 days involving our executive officers is included in Schedule B: Securities Transactions by our Executive Officers and Directors.

11.            Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer

Your eligible options that we repurchase through the Offer will be cancelled by the Company, and your Cash Payment will be granted, effective as of 11:59 P.M., Eastern Standard Time, on the date that the Offer expires. The shares of common stock that could have otherwise been purchased under the cancelled eligible options will be returned to the pool of options available to the Company for grants of new awards without further stockholder action, except as required by applicable law or the New York Stock Exchange rules or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

A compensation expense equal to the total amount of Cash Payments related to the purchased unvested options pursuant to the terms of this Offer will be recognized by us on the date the Offer expires. If the Company did not conduct the Offer, the Company would be required to recognize an aggregate pre-tax non-cash accounting expense of approximately $4.7 million for the 2008 and 2009 fiscal years.

12.            Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition of the Cash Payment as contemplated herein. Should any such approval or other action be required, we contemplate that we will seek such approval or take such other action, although we cannot guarantee success in doing so. We are unable to predict whether we may determine that we are required to delay the acceptance of options for repurchase pending the outcome of any such matter.

13.            Fees and Expenses

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to tender eligible options pursuant to this Offer.

14.            Information Concerning Par Pharmaceutical Companies, Inc.

Par Pharmaceutical Companies, Inc. is a Delaware corporation that, principally through its wholly owned subsidiary, Par Pharmaceutical, Inc., is in the business of developing, manufacturing and distributing generic and branded drugs in the United States. In January 2006, the Company announced its divestiture of FineTech Laboratories, Ltd., effective December 31, 2005 to a former officer and director of the Company. On June 10, 2004, the Company acquired Kali Laboratories, Inc., a generic pharmaceutical research and development company located in Somerset, New Jersey, which has been integrated with the Company’s internal research and development program.

Our principal executive offices are located at 300 Tice Boulevard, Woodcliff Lake, NJ 07677, and our telephone number at that address is (201) 802-4000. Additional information concerning the Company can be found on the our website at www.parpharm.com.

15.            Corporate Plans, Proposals and Negotiations

The Company continually evaluates and explores strategic opportunities as they arise, including business combination transactions, strategic relationships, purchases and sales of assets and similar transactions. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions or with respect to changes in existing strategic relationships. We also may, from time to time, engage in repurchases of our outstanding common stock in either open market or privately negotiated transactions or may engage in issuances of shares of the Company’s common stock or other capital raising transactions, depending on market conditions and other relevant factors. In addition, at any given time, we may also be engaged in discussions or negotiations with potential candidates for management or board of director positions with the Company or with existing members of management for changes in positions, responsibilities or compensation.

Subject to the foregoing and except as otherwise disclosed in this document or in the Company’s filings with the SEC, we have no present plans, proposals or negotiations that relate to or would result in:

•                        any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of our subsidiaries;

•                        any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•                        any material change in our present dividend policy, or our indebtedness or capitalization;

•                        any other material change in our corporate structure or business;

•                        any other changes to the present Board of Director or management of the Company;

•                        our common stock not being authorized for listing on the New York Stock Exchange;

•                        our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•                        the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•                        the acquisition by any person of any additional securities of the Company or the disposition of any of our securities; or

•                        any changes in our Certificate of Incorporation, Bylaws of other governing instruments or any actions that could impede the acquisition of control of the Company.

16.            Additional Information

We also recommend that, in addition to this document, the Letter of Transmittal and any authorized communications from us, you review the following materials, which we have filed with the SEC and are incorporating by reference into this document (access to which is described below), before making a decision on whether to elect to tender your eligible options:

•                     our annual report on Form 10-K for the fiscal year ended December 31, 2006;

•                        the definitive proxy statement for our 2007 Annual Meeting of Stockholders;

•                        Registration Statement filed (333-111567) filed on March 12, 2004 that contains a description of the Company’s common stock.

Any additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this Offer and the expiration of the Offer are also incorporated by reference. These include periodic reports, such as quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

These filings and other reports, registration statements, proxy statements and other filings can be inspected and copied at the reference facilities maintained by the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these documents from this office upon the payment of the fees prescribed by the SEC. You may obtain information on the operation of the public reference rooms by calling the SEC at 800-732-0330. These filings are also available to the public on the web site of the SEC at www.sec.gov and on our web site at www.parpharm.com.

We will provide without charge to any eligible employee holding eligible options, upon the written request of any such person, a copy of any or all of the documents to which we have referred you, including our reports, proxy statements and other stockholder communications, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: BSproul@parpharm.com or to our principal executive office address as listed in Item 5.

17.            Forward Looking Statements; Risks

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include our intentions about making future equity awards to selected employees.  Such statements are based upon the current beliefs and expectations of Company management, and current market conditions, which are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements. The Company makes no commitment, and disclaims any duty, to update any forward-looking statements to reflect future events or changes in these expectations.

Par's business is subject to a number of risks and uncertainties, including: increased competition from new and existing competitors, and pricing practices from such competitors (particularly upon completion of exclusivity periods); pricing pressures resulting from the continued consolidation by the Company’s distribution channels; the amount of funds available for internal research and development, milestones, and research and development joint ventures; research and development project delays and unanticipated costs in obtaining regulatory approvals; continuation of distribution rights under significant agreements; the continued ability of distributed product suppliers to meet future demand; the costs of delays involved in and outcome of any threatened or pending litigations, including patent and infringement claims; unanticipated costs, delays and liabilities in integrating acquisitions; obtaining or losing 180-day marketing exclusivity periods on products; general industry and economic conditions and other factors identified in documents filed by us with the SEC, including those set forth in our Form 10-K for the year ended December 31, 2006 under the caption “Risk Factors.”  As a result of these and other factors, the Company’s stock prices may fluctuate dramatically. Also note that the Company has recently restated its fiunancial statements and has not yet filed a quarterly report on Form 10-Q for the third quarter of 2007.

18.            Miscellaneous

This transaction has not been approved or disapproved by the SEC, nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document.

      PAR PHARMACEUTICAL COMPANIES, INC.

November 21, 2007

SCHEDULE A

INFORMATION CONCERNING OUR
DIRECTORS AND EXECUTIVE OFFICERS

Directors

The Company’s Certificate of Incorporation provides that the Board is to be divided into three classes, with the term of office of one class expiring each year.

Class I

Peter S. Knight, 56, has been a director since 2001. Since August 2004, Mr. Knight has been President of Generation Investment Management U.S. LLP, a London-based investment firm. From January 2004 to August 2004, and from January 2000 to October 2001, Mr. Knight was the President of Sage Venture Partners, an investment firm. From November 2001 to December 2003, he was a managing director of MetWest Financial, a Los Angeles-based asset management holding company. Mr. Knight is a director of Medicis Pharmaceutical Corporation and EntreMed, Inc.

L. William Seidman, 86, has been a director since 2004. Since December 1992, Mr. Seidman has been employed as the Chief Commentator for CNBC-TV, the Publisher of Bank Director magazine and an independent consultant in the financial services industry. Mr. Seidman serves on the board of directors of each of Clark, Inc., Fiserv, Inc. and LML Payment Systems, Inc.

Class II

John D. Abernathy, 70, has been a director since 2001. From September 2006 to August 2007, Mr. Abernathy was Chairman of the Board. From January 1995 until his retirement in May 2004, he was Chief Operating Officer of Patton Boggs LLP, a law firm. Mr. Abernathy is a director of Sterling Construction Company, Inc., a civil construction company, and Neuro-Hitech, Inc., a drug development company engaged in the development and commercialization of Huperzine A.

Dr. Melvin Sharoky, 56, has been a director since 2007. From January 2002 to March 2007, Dr. Sharoky was the President and Chief Executive Officer of Somerset Pharmaceuticals, Inc., a research and development pharmaceutical company that markets Eldepryl® for the treatment of patients with late-stage Parkinson’s disease and Emsam® for major depressive disorder. Dr. Sharoky also served as President of Somerset from July 1995 to June 2001, and he remains a consultant to Somerset since his retirement from the company in March 2007. Dr. Sharoky also serves on the board of directors of Insmed Corporation, a biopharmaceutical company.

Class III

Patrick G. Lepore, 52, has been a director since 2006. In August 2007, Mr. LePore was named Chairman of the Board. Since September 2006, Mr. LePore has been the President and Chief Executive Officer of both the Company and Par Pharmaceutical, Inc. (“Par Pharmaceutical”), the Company’s wholly owned and principal operating subsidiary. From 2002 to 2005, Mr. LePore was President of the healthcare marketing group at Cardinal Health, Inc. From 1984 until 2002, he was with BLP Group Companies, ultimately as Chairman, President and Chief Executive Officer, which was sold to Cardinal Health in 2002. From 2005 until September 2006, Mr. LePore was a member of a number of non-profit and for-profit boards.

Ronald M. Nordmann, 66, has been a director since 2001. Since October 2000, Mr. Nordmann has been Co-President of Global Health Associates, LLC, a provider of consulting services to the pharmaceutical and financial services industries. From January 2000 to October 2000, Mr. Nordmann was a private investor. Mr. Nordmann is a trustee of The Johns Hopkins University.

Joseph E. Smith, 68, has been a director since 2004. In August 2007, Mr. Smith was named Lead Director of the Board. For more than the past five years, Mr. Smith has been a retired executive. Since September 2000, he has been a director of HLTH Corporation (formerly Emdeon Corporation). Mr. Smith serves on the Board of Trustees of the International Longevity Center, a non-profit organization.

Executive Officers

The executive officers of the Company consist of Patrick G. LePore as Chief Executive Officer and President, Gerard A. Martino as Executive Vice President and Chief Operating Officer, Veronica A. Lubatkin as Executive Vice President and Chief Financial Officer, Thomas J. Haughey as Executive Vice President, General Counsel and Secretary, Paul V. Campanelli as Executive Vice President, and John A. MacPhee as Executive Vice President.

Mr. LePore, age 52, has served as President and Chief Executive Officer of the Company since September 2006 and as a director since May 2006. He was named Chairman of the Board in August 2007. From 2002 to 2005, Mr. LePore was President of the healthcare marketing group at Cardinal Health, Inc. From 1984 until 2002, he was with BLP Group Companies, ultimately as Chairman, President and Chief Executive Officer, which was sold to Cardinal Health in 2002. From 2005 until September 2006, Mr. LePore was a member of a number of non-profit and for-profit boards.

Mr. Martino, age 45, has recently been promoted to Executive Vice President and Chief Operating Officer. Mr. Martino served as Executive Vice President and Chief Financial Officer of the Company from March 2006 to June 2007. Prior to joining the Company, Mr. Martino was Vice President, Global Materials Management at Schering-Plough Corporation from 1999 through March 2006.

Ms. Lubatkin, age 44, was promoted to Executive Vice President and Chief Financial Officer in June 2007. Previously she served as Vice President and Controller of Par Pharmaceutical since March 2006. From 1997 to 2006, Ms. Lubatkin served in various positions at Schering-Plough Corporation, most recently as executive director in Global Finance.

Mr. Haughey, age 43, has served as Executive Vice President since March 2006 and as General Counsel and Secretary since November 2003. Prior to joining the Company, Mr. Haughey had served for more than five years as Legal Director of Licensing in the Law Department of Schering-Plough Corporation.

Mr. Campanelli, age 45, has served as Executive Vice President of the Company and President, Generic Products Division of Par Pharmaceutical, since February 2007. He was Executive Vice President, Business Development and Licensing of Par Pharmaceutical from September 2006 to March 2007. Mr. Campanelli also served as Par Pharmaceutical’s Senior Vice President, Business Development and Licensing, from March 2004 to September 2006, and as Vice President, Business Development, from April 2002 to March 2004.

Mr. MacPhee, age 39, has served as Executive Vice President of the Company and President, Branded Products Division of Par Pharmaceutical, since October 2005. He was Par Pharmaceutical’s Senior Vice President, Branded Marketing and Sales, from January 2005 to October 2005. Prior to joining the Company, Mr. MacPhee had served as Vice President, Marketing (January 2004 to December 2004), and Assistant Vice President, Marketing (January 2001 to December 2003), at Forest Pharmaceuticals, Inc.

The following table summarizes, as of November 20, 2007, the number and percentage of outstanding shares of our common stock beneficially owned by each of the Company’s directors and executive officers.

Name of Beneficial Owner	Position with the Company	Number of Shares Owned	Right to Acquire by November 20, 2007*	Total	Percentage of Class
Paul V. Campanelli	Executive Vice President	11,874	89,509	101,383
Joseph E. Smith	Director	70,000	26,989	96,989	**
Thomas J. Haughey	Executive Vice President and General Counsel	18,791	77,927	96,718	**
John A. MacPhee	Executive Vice President	13,282	64,840	78,122	**
Patrick G. LePore	Chairman, Chief Executive Officer and President	38,750	35,625	74,375	**
John D. Abernathy	Director	11,500	57,625	69,125	**
Peter S. Knight	Director	3,500	65,566	69,066	**
Ronald M. Nordmann	Director	4,000	58,125	62,125	**
Gerard A. Martino	Executive Vice President and Chief Operating Officer	6,750	19,250	26,000	**
L. William Seidman	Director	1,000	23,125	24,125	**
Veronica Lubatkin	Executive Vice President and Chief Financial Officer	2,000	7,800	8,800	**
Dr. Melvin A. Sharoky	Director	0	1,593	1,593	**
All current directors and current executive officers as a group		181,447	527,974	702,421	2.1%

*	Less than 1%

**	Does not include shares of Restricted Stock and Restricted Stock Units which have been awarded, but not vested.

SCHEDULE B

TRANSACTIONS BY OUR EXECUTIVE OFFICERS AND DIRECTORS

[since September 21, 2007 (60 days)]

Name	Date of Transaction	Acquisition (A) or Disposition (D)	Amount of Securities Involved	Price Per Share

John D. Abernathy	10/3/2007	A	5,000	$18.2473

Paul V. Campanelli	10/3/2007	A	2,100	$18.19

Thomas J. Haughey	10/3/2007	A	2,500	$18.19

Peter S. Knight*	10/25/2007	A	1,000	$18.11
	10/25/2007	A	1,500	$18.08

Patrick G. LePore	10/3/2007	A	30,000	$18.36

Veronica Lubatkin	N/A

John MacPhee	10/5/2007	A	3,000	$18.70

Gerard A. Martino	10/3/2007	A	2,700	$18.25

Ronald M. Nordmann	10/3/2007	A	2,000	$18.5385

L. William Seidman	N/A

Dr. Melvin Sharoky*	N/A

Joseph E. Smith*	10/3/2007	A	50,000	$18.4508

All transactions set forth on this Schedule B consisted of open market purchases.

*Does not include purchases of stock units on October 1, 2007 through the deferral of annual cash retainer fees paid to members of the Board of Directors who are not employees of the Company. Each stock unit is the economic equivalent of one share of common stock, which are distributed only upon termination of the director as a member of the Board of Directors.